Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

KIBALI PASSING FURTHER MILESTONES EN ROUTE TO PRODUCTION TARGET

Kinshasa, DRC, 21 July 2014 – The Kibali gold mine in the Democratic Republic of Congo, officially opened by the country’s Minister of Mines two months ago, is continuing to make steady progress towards the production target set for its first full year of operation, Randgold Resources chief executive Mark Bristow said here today. Randgold is the developer and operator of the project, which it owns in partnership with AngloGold Ashanti and the Congolese parastatal SOKIMO.

Updating local media, Bristow said Kibali was still a work in progress and was dealing with the challenges to be expected in ramping up a mine of its size and complexity. Nevertheless it remained on track to deliver the 550 000 ounces of gold management has forecast for 2014.

“The current focus is on ensuring that the metallurgical plant will achieve its designed throughput and recovery rates, and with the secondary sulphide circuit now being commissioned and optimised, we’re almost there. We have also completed the Nzoro hydropower facility, with the first two turbines running and the remaining two expected in the third quarter. The focus is now on synchronising it with the diesel power plant” he said.

“While open pit mining is proceeding as planned, development of the underground mine is progressing well, and the first ore has been accessed slightly ahead of schedule. It’s worth noting that despite the scale and pace of the on-site activities, Kibali is maintaining its exemplary safety record, with only one lost-time injury in the first six months of the year.”

Kibali has agreed with the provincial governor on a public works programme for the running of Kokiza, the model town established to accommodate the villagers resettled from the site. The programme has the support of all stakeholders. Bristow said the Catholic Church, the last project in the resettlement programme, was scheduled for completion in the current quarter.

Bristow also said Randgold, along with Kibali’s management, was continuing to engage in a dialogue with the DRC government regarding the country’s mining code, and had been assured that the official undertakings given to the project’s investors would be respected in any revision. “The DRC’s gold mining industry is still in its infancy and requires patient nurturing for its enormous potential to be fully realised. Kibali’s success could be used as a foundation on which to encourage further investment and open a new mining frontier to rival the copper rich Katanga province, but only if the DRC maintains an investor-friendly fiscal and regulatory regime,” he said.

As at Randgold’s other operations, Kibali runs a range of social programmes designed to benefit the communities around the mine. Mark Bristow’s most recent BoyzOnBikes fundraising motorcycle safari, under the aegis of the Nos Vies en Partage charitable foundation established by Randgold, spread this further afield by providing financial support to needy causes in the DRC’s Province Orientale, the Kinshasa region and elsewhere in Africa.

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold Resources CEO +44 788 071 1386	Willem Jacobs Randgold GM operations Central & East Africa +243 991 001 222	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 randgold@dpapr.com

Graham Shuttleworth Randgold financial director +44 779 771 1338	Louis Watum GM Kibali Goldmine +243 994 035 464 / +243 817 153 062	Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.